SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Announces Purchase of Condominium Units in Miami, FL, USA ".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: January 3, 2011

Media Contacts:
Amir Philips, CFO, Optibase Ltd.
011-972-73-7143-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase Announces Purchase of Condominium Units in Miami, FL, USA

HERZLIYA, Israel, January 3, 2011 – Optibase Ltd. (Nasdaq: OBAS), today announced that on December 30, 2010, its wholly-owned subsidiary, Optibase Real Estate Miami LLC, had acquired 21 luxury condominium units in the Marquis Residences in Miami, Florida.  The condominium units were sold by Leviev Boymelgreen Marquis Developers, L.L.C., a Florida limited liability company.

The Marquis Residences is a 67-story tower with 292 luxury residential units ranging from 1,477 to 4,200 square feet, a hotel offering seventy suites, and a spa and fitness center.

Optibase paid a net purchase price of approximately $8.6 million for the 21 condominium units.

The Company intends to hold the units for investment purposes and will consider renting or selling the units in accordance with its business considerations. Following the Company's previous transaction in Switzerland, this investment is also an implementation of the Company’s decision to diversify its business to include investments in real estate in Europe and North America.

Tom Wyler, Chief Executive Officer of the Company commented "We are pleased to have completed this transaction in 2010 and convert some of our cash into a prime real-estate asset. We believe that with the right business approach, the luxury condominium units will provide us with the return we expect on an investment of this type"

About Optibase
Optibase invests in the real estate field; it currently holds a commercial property in Rumlang, Switzerland and is continuously looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.